UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-42862

KNOREX Ltd.

(Exact name of registrant as specified in its charter)

21 Merchant Road, #04-01

Singapore 058267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On November 11, 2026, KNOREX Ltd. (the “Company”) was notified by NYSE American LLC (the “Exchange”) that the Exchange’s staff has suspended trading in the Company’s Class A ordinary shares, effective immediately, and has determined to commence proceedings to delist the Class A ordinary shares of the Company (the “Notice”). The Exchange cited Section 1003(f)(v) of the NYSE American Company Guide, based on the low selling price of the Class A ordinary shares.

NYSE American publicly announced its decision on November 11, 2026. NYSE American will apply to the U.S. Securities and Exchange Commission (the “SEC”) to delist the Company’s Class A ordinary shares upon completion of applicable procedures, including any appeal by the Company of NYSE Regulation’s decision.

According to the Notice, the Company has the right to a review of the delisting determination by the Listings Qualifications Panel of the Committee for Review of the Board of Directors of the Exchange, provided that the Company’s request for such a review must be made by no later than November 18, 2026.

The Company intends to appeal the staff’s determination by requesting a hearing before a Listing Qualifications Panel of the Committee for Review of the Board of Directors of the Exchange, as permitted under Section 1203 of the NYSE American Company Guide. During the appeal process, the ordinary shares will remain suspended from trading on the NYSE American. The Class A ordinary shares remain listed on the NYSE American while the appeal is pending. The Exchange has stated that it will apply to the Securities and Exchange Commission to delist the ordinary shares only upon completion of all applicable procedures, including any appeal by the Company. The Company currently intends to seek to effect a reverse stock split as a tool to support its appeal and continued listing. A reverse stock split would not, by itself, change shareholders’ percentage ownership of the Company. There can be no assurance, however, that the Panel will grant the Company’s request for continued listing, or that the Company will be able to regain compliance with the continued listing standards of NYSE American.

The Company furnishes this report on Form 6-K to satisfy its obligation under the NYSE American Company Guide to publicly disclose the receipt of the Notice and the basis for the Exchange’s staff determination to commence proceedings to delist the Company’s Class A ordinary shares from NYSE American.

Forward-Looking Statements

This report contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “intends,” “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Company’s annual report on Form 20-F and other filings with the SEC. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOREX Ltd.

Date: November 13, 2026	By:	/s/ Khar Heng Choo
	Name:	Khar Heng Choo
	Title:	Chairman of the Board of Directors and Chief Executive Officer